September 15, 2005

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 11, 2005
File No.: 333-124460

Dear Mr. Halper:

The following are the Company's responses and revisions to its filing pursuant to your letter dated August 3, 2005:

General

1.

We refer you to comment 1 of our letter dated May 27, 2005.  Please tell us the current status of your blue sky registration process.

None of shares proposed to be sold by the selling shareholder have been blue skied, to date.

Summary Information and Risk Factors

The Offering, page 4

2.

We refer you to comment 6 of our letter dated May 27, 2005.  Please revise the disclosure in this section and in your "Determination of the Offering Price" subsection to more prominently state that you have not made any effort to obtain listing on the OTC Bulletin Board or any other quotation medium.

The following sentences have been added to the amended registration statement under the sections "The Offering," on page 5, and "Determination of Offering Price," on page 10:

To date, no effort has been made to obtain listing on the OTC Bulletin Board or any national stock exchange or association.  The company has not approached any broker/dealers with regard to assisting the company to apply for such listing.

Directors, Executive Officers, Promoters and Control Persons, page 11

3.

We refer you to comment 27 of our letter dated May 27, 2005.  While we note your revised disclosure indicating that Mr. Turner purchased his shares, please further revise to specifically indicate that Mr. Turner received his shares at the par value of $.001/share.

The registration statement has been amended, throughout, to disclose the price per share Mr. Turner paid for his shares.

Re: Merchandise Creations, Inc.

September 15, 2005

Notes to Condensed Financial Statements - March 31, 2005, page 37

4.

Revise to delete the reference to the Form 10-QSB, which is not relevant in this registration statement on Form SB-2.

The notes to condensed financial statements have been amended, as suggested.

Exhibits

5.

We refer you to comment 33 of our letter dated May 27, 2005.  Please update the consent as previously requested.  Also, please continue to be aware of the updating requirements of Item 310(g) of Regulation S-B.

The consents have been updated, accordingly.

Additionally, the financial statements for the period ended March 31, 2005 have been replaced with current financial statements for the period ended June 30, 2005.  As a result, all disclosures in the registration statement have been amended to reflect the updated financial information.

6.

We refer you to prior comment 35 of our letter dated May 27, 2005.  Please file all contracts with security holders named in the registration statement, including the subscription agreements or a form thereof.  See Item 601(b)(10)(i)(A) of Regulation S-B.

The subscription agreements have been included as exhibits to the registration statement.  Please note that certain personal information, namely the social security and telephone numbers of the individuals, has been withheld for privacy reasons.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 Amendment 2, marked